

June 18, 2010

Mr. Greg Henslee
Chief Executive Officer and Co-President
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, Missouri 65802

> **Re:** **O'Reilly Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2010**
> **File No. 000-21318**

Dear Mr. Henslee:

We have reviewed the responses in your letter filed on April 22, 2010 and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 48

1. We have reviewed your response to prior comment four in our letter dated April 9, 2010, noting that your estimated return liability is recorded at period end as a reduction of sales. Please tell us how your accounting treatment complies with FASB ASC 605-15-45-1, which indicates that revenues and costs of sales reported in the income statements should be reduced to reflect estimated returns. Please also tell us how your sales and cost of goods sold would have changed for the historical periods presented had you applied the preceding guidance.

Note 2 – Business Combination, page 53

2.   We have reviewed your response to prior comment six in our letter dated April 9, 2010. Please provide us with further information regarding your valuation of the acquired CSK inventories. Since paragraph 37(c.)(1) of SFAS 141 requires the recording of finished goods inventory acquired in business combinations at estimated selling price less the sum of costs of disposal and a reasonable profit allowance for your selling efforts, please provide us with a table that summarizes these amounts. Tell us the nature and estimated amounts of the items you included in costs of disposal and, in doing so, differentiate the amounts estimated for direct vs. indirect costs. Please also explain why you believe that the amount of the profit you expected to earn for the selling effort was reasonable.

3.   We have reviewed your response to prior comment seven in our letter dated April 9, 2010. Please tell us in detail how you estimated the costs of future legal costs relating to the SEC and DOJ investigations of CSK as of the date of the final purchase price allocation, why you believe that amount is reasonable, and why you believe the $20.7 million accrual at year is reasonable. Your current response citing consultations with outside legal counsel and stating that you believe your estimates are reasonable is insufficient in this regard.

        You may contact Yong Kim at (202) 551-3323 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director